NO ACT

PE 1-14-09

[redacted]

09001014

Act: 1934

Section:

Rule: 12g-3

Public Availability: 1/14/2009

DC

January 14, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Weatherford International Ltd. (Weatherford-Switzerland and Weatherford-Bermuda)
Incoming letter dated January 14, 2009

JAN 14 2009

Washington, DC 20549

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The Division will not recommend enforcement action to the Commission if Weatherford-Switzerland, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 is available, issues Weatherford-Switzerland Registered Shares to holders of Weatherford-Bermuda Common Shares pursuant to the Scheme of Arrangement without registration under the Securities Act. In reaching this position, we have noted that:
  - the Bermuda Court will conduct a hearing on the fairness of the Scheme of Arrangement to the holders of Weatherford-Bermuda Common Shares;
  - the Bermuda Court will approve the fairness of the terms and conditions of the Scheme of Arrangement to the holders of Weatherford-Bermuda Common Shares before Weatherford-Switzerland issues Weatherford-Switzerland Registered Shares pursuant to the Scheme of Arrangement;
  - all prospective recipients of Weatherford-Switzerland Registered Shares under the Scheme of Arrangement will receive notice of the hearing regarding the Scheme of Arrangement and will have the opportunity to be heard at the hearing; and
  - Weatherford-Bermuda and Weatherford-Switzerland will advise the Bermuda Court before the hearing that, if the Bermuda Court approves the terms and conditions of the Scheme of Arrangement, its sanctioning of the Scheme of Arrangement will constitute the basis for the issuance of the Weatherford-Switzerland Registered Shares under the Scheme of Arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

- The reporting history of Weatherford-Bermuda under the Exchange Act may be taken into account to determine whether Weatherford-Switzerland is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Weatherford-Switzerland may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use

Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

- Without necessarily agreeing with your analysis, the Division will not object if Weatherford-Switzerland, as successor to Weatherford-Bermuda, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by Weatherford-Bermuda's currently effective registration statements on Forms S-3 and S-8. Instead, Weatherford-Switzerland may adopt Weatherford-Bermuda's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements.

- Weatherford-Bermuda's Exchange Act reporting history may be taken into account when determining Weatherford-Switzerland's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Weatherford-Bermuda's Common Shares during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The Redomestication will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and Weatherford-Switzerland will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Weatherford-Bermuda's Common Shares will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Redomestication, provided that they note in their next subsequent filings on Schedule 13D or 13G that Weatherford-Switzerland is the successor to Weatherford-Bermuda.

- Actions to be taken by Weatherford-Switzerland to assume the obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A.

- The Division will not recommend enforcement action to the Commission, based on the facts presented, if:

  - Weatherford-Switzerland does not register under the Securities Act its assumption of Weatherford-Bermuda's obligations under the Indentures governing the Weatherford Debt Securities; and

  - Weatherford-Switzerland does not qualify supplemental indentures under the Trust Indenture Act in connection with its assumption of such obligations.

In arriving at these positions, we have noted in particular your representation that Weatherford-Switzerland will deliver to each trustee an opinion of counsel that the existing Indentures governing the Weatherford Debt Securities authorize the trustees to enter into supplemental indentures without the vote or consent of the holders of the Weatherford Debt Securities for the purposes of evidencing Weatherford-Switzerland's assumption of Weatherford-Bermuda's obligations under the Indentures.

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, the responses regarding registration under the Securities Act and qualification under the Trust Indenture Act express the Division's position on enforcement action only and do not purport to express a legal position on the questions presented.

Sincerely,

Elliot B. Staffin
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2009

Scott L. Olson, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

Re: Weatherford International Ltd.

Dear Mr. Olson:

In regard to your letter of January 14, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

ANDREWS
ATTORNEYS KURTH LLP

600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Securities Act of 1933 – Rule 414; Forms S-3, S-4 and S-8; Rules 144(c) and 144(e); Sections 2(3) and 3(a)(10)
Securities Exchange Act of 1934 – Rules 12g-3(a) and 12b-2; Schedules 13D, 13G and 14A
Trust Indenture Act

January 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, D.C. 20549

Re: *Weatherford International Ltd.*

Dear Ladies and Gentlemen:

We are writing on behalf of Weatherford International Ltd., a Bermuda exempted company ("Weatherford-Bermuda"), and Weatherford International Ltd., a Swiss corporation ("Weatherford-Switzerland") and a wholly-owned subsidiary of Weatherford-Bermuda. Weatherford-Bermuda intends to reorganize as a Swiss corporation (the "Redomestication") pursuant to a scheme of arrangement (the "Scheme of Arrangement") under Section 99 of the Companies Act 1981, as amended, of Bermuda (the "Companies Act"). As a result of the Redomestication, Weatherford-Switzerland will become the parent holding company of Weatherford-Bermuda and, together with its subsidiaries (including Weatherford-Bermuda), will continue to conduct the business now conducted by Weatherford-Bermuda and its subsidiaries.

As more fully described below, the Redomestication will be accomplished through a Scheme of Arrangement under Bermuda law providing for a share exchange transaction. Assuming that the shareholders of Weatherford-Bermuda approve, and the courts of Bermuda sanction, the Scheme of Arrangement, shareholders of Weatherford-Bermuda will transfer all of their shares to Weatherford-Switzerland in exchange for the same number of shares of Weatherford-Switzerland. Pursuant to the Scheme of Arrangement, each issued and outstanding common share of Weatherford-Bermuda, par value $1.00 per share (the "Weatherford-Bermuda Common Shares"), will be transferred to Weatherford-Switzerland in exchange for one share of Weatherford-Switzerland (the "Weatherford-Switzerland Registered Shares").

I. No-Action Requests

On behalf of Weatherford-Bermuda and Weatherford-Switzerland, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to the following issues arising under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), in connection with the Redomestication.

A. Section 3(a)(10). Weatherford-Switzerland may rely on the exemption from registration under Section 3(a)(10) of the Securities Act to issue the Weatherford-Switzerland Registered Shares in exchange for the Weatherford-Bermuda Common Shares pursuant to the Scheme of Arrangement after the Court Hearing described below.

B. Rule 414. Weatherford-Switzerland may be considered a successor issuer of Weatherford-Bermuda for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to Weatherford-Bermuda's Registration Statements (as hereinafter defined) and any other registration statement hereafter filed by Weatherford-Bermuda under the Securities Act to permit Weatherford-Switzerland to continue the offerings registered thereby.

C. Forms S-3, S-4 and S-8. The activities and status of Weatherford-Bermuda prior to the Scheme of Arrangement may be considered in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Weatherford-Switzerland.

D. Rule 144(a)(1) and (e). Weatherford-Bermuda's prior activities and the most recent report or statement published by Weatherford-Bermuda prior to the Scheme of Arrangement and the average weekly reported trading volume in Weatherford-Bermuda's Common Shares during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Weatherford-Switzerland has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Weatherford-Switzerland Registered Shares that may be sold pursuant to Rule 144(e) under the Securities Act.

E. Rules 12g-3(a) and 12b-2. Weatherford-Switzerland may rely on Rule 12g-3(a) to register the Weatherford-Switzerland Registered Shares under the Exchange Act.

F. Schedules 13D and 13G. Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Weatherford-Bermuda Common Shares will not be required to file any additional or amended statements or forms as a result of the Scheme of Arrangement, but may note in their next filings that Weatherford-Switzerland is the successor issuer to Weatherford-Bermuda.

G. Item 10 of Schedule 14A. Actions taken with respect to the assumption by Weatherford-Switzerland of the obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans (as hereinafter defined) do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

H. Supplemental Indentures; Securities Act; and Trust Indenture Act. In connection with Weatherford-Switzerland's assumption of the obligations under the Weatherford Debt Securities by guaranteeing the Weatherford Debt Securities (as defined below), the execution of supplemental indentures and guarantee agreements by Weatherford-Switzerland pursuant to its guarantee will not involve an "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indentures or guarantee agreements under the Trust Indenture Act.

We note that the Division has granted relief similar to that requested by this letter in several holding company formations and reincorporation transactions, consummated both with and without shareholder approval. *See generally, Mentor Corporation* (available September 25, 2008); *Dollar Tree Stores, Inc.* (available February 20, 2008); *Energy West, Incorporated* (available January 15, 2008); *Transocean Inc.* (available September 25, 2007); *Roper Industries, Inc.* (available July 19, 2007); *Mercer International, Inc.* (available December 12, 2005); *The News Corporation Limited* (available November 3, 2004); *AngloGold Limited.* (available January 15, 2004); *Nabors Industries, Inc. and Nabors Industries Ltd.* (available April 29, 2002); *Reliant Energy, Incorporated* (available December 21, 2001); *NUI Corporation* (available December 22, 2000); *T. Rowe Price Associates, Inc.* (available April 28, 2000); *El Paso Natural Gas Company* (available May 21, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998); *Idaho Power Company* (available March 16, 1998); *Consolidated Edison Company of New York, Inc.* (available October 31, 1997); *Rouge Steel, Inc.* (available April 22, 1997); *Boston Edison Company* (available February 24, 1997); *Halliburton Company* (available December 11, 1996); and *Toys "R" Us, Inc.* (available December 1, 1995).

II. The Companies

A. Weatherford-Bermuda

Weatherford-Bermuda is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. Weatherford-Bermuda was formed under the laws of Bermuda in 2002. Many of Weatherford-Bermuda's businesses have been conducted for more than 50 years. Weatherford-Bermuda conducts operations in approximately 100 countries and has approximately 800 service, sales and manufacturing locations, which are located in nearly all of the oil and natural gas producing regions in the world. Weatherford-Bermuda is among the leaders in each of its primary markets, and its distribution and service network is one of the most extensive in the industry.

The authorized share capital of Weatherford-Bermuda consists of 1 billion Weatherford-Bermuda Common Shares and 10 million Weatherford-Bermuda Preference Shares. As of December 19, 2008, approximately 687,700,000 Weatherford-Bermuda Common Shares were outstanding and listed on The New York Stock Exchange, and no Weatherford-Bermuda Preference Shares were issued and outstanding.

Weatherford-Bermuda maintains and sponsors various stock compensation plans including, without limitation, the Weatherford Enterra, Inc. 1991 Stock Option Plan, as amended and restated, the Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan and Related Trust Agreement, the Energy Ventures, Inc. 1992 Employee Stock Option Plan, the Weatherford International, Inc. 1998 Employee Stock Option Plan, the Weatherford International, Inc. Non-Employee Director Deferred Compensation Plan, the Amended and Restated Non-Employee Director Stock Option Plan, the Weatherford International Ltd. Restricted Shares Plan, the Weatherford International, Inc. Foreign Executive Deferred Compensation Stock Plan, the Energy Ventures, Inc. 1991 Non-Employee Director Stock Option Plan and the Weatherford International Ltd. 2006 Omnibus Incentive Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). Each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8. Weatherford-Bermuda has an effective shelf registration statement on Form S-3 with respect to an unlimited amount of debt and equity securities (Registration No. 333-135244). In addition, Weatherford-Bermuda has an effective shelf registration statement on Form S-3 (Registration No. 333-150764) with respect to an unlimited number of equity securities to be resold by its shareholders. All of the foregoing registration statements are collectively referred to herein as the "Registration Statements."

As of January 8, 2008, Weatherford-Bermuda had issued the following debt securities: (i) $250,000,000 principal amount of 4.95% Senior Notes due 2013; (ii) $500,000,000 principal amount of 5.15% Senior Notes due 2013; (iii) $350,000,000 principal amount of 5.50% Senior Notes due 2016; (iv) $500,000,000 principal amount of 6.00% Senior Notes due 2018; (v) $600,000,000 principal amount of 6.50% Senior Notes due 2036; (vi) $500,000,000 principal amount of 7.00% Senior Notes due 2038; (vii) $1,000,000,000 principal amount of 9.625% Senior Notes due 2019; and (viii) $250,000,000 of 9.875% Senior Notes due 2039 (the debt securities described in clauses (i) through (viii) being referred to herein as the "Weatherford-Bermuda Debt Securities"). In addition, Weatherford-Bermuda is a guarantor of the following debt that Weatherford International, Inc., a Delaware corporation ("Weatherford-Delaware") and indirect, wholly-owned subsidiary of Weatherford Bermuda, had outstanding as of January 8, 2008: (i) $350,000,000 principal amount of 6.625% Senior Notes due 2011; (ii) $600,000,000 principal amount of 5.95% Senior Notes due 2012; (iii) $600,000,000 principal amount of 6.35% Senior Notes due 2017; and (iv) $300,000,000 principal amount of 6.80% Senior Notes due 2037 (the debt securities described in clauses (i) through (iv) being referred to herein as the "Weatherford-Delaware Debt Securities" and collectively with the Weatherford-Bermuda Debt Securities, the "Weatherford Debt Securities").

B. Weatherford-Switzerland

Weatherford-Switzerland is a newly formed Swiss corporation and is a wholly-owned subsidiary of Weatherford-Bermuda. Weatherford-Switzerland has no significant assets or capitalization and has not engaged in any business or prior activities other than in connection with its formation and the Redomestication and related transactions. As a result of the Redomestication, it will become the direct parent holding company of Weatherford-Bermuda.

III. The Redomestication and the Scheme of Arrangement

The Redomestication will be accomplished by means of the shareholders of Weatherford-Bermuda transferring to Weatherford-Switzerland all of their Weatherford-Bermuda Common Shares in exchange for the same number of Weatherford-Switzerland Registered Shares.

Pursuant to the Companies Act, Weatherford-Bermuda has issued an *ex parte* originating summons in the Supreme Court of Bermuda (the "Bermuda Court") seeking an order directing Weatherford-Bermuda to convene a Weatherford-Bermuda shareholders' meeting to consider and, if thought fit, approve the Scheme of Arrangement (the "Shareholders' Meeting"). The approval of the Scheme of Arrangement by Weatherford-Bermuda's shareholders at the Shareholders' Meeting is a condition of the effectiveness of the Scheme of Arrangement, as is the subsequent sanction of the Scheme of Arrangement by the Bermuda Court.

On December 18, 2008, Weatherford-Bermuda filed a Revised Preliminary Proxy Statement (the "Proxy Statement") under the Exchange Act, with the Securities and Exchange Commission (the "SEC"), regarding the Shareholders' Meeting to adopt the Scheme of Arrangement and approve the other matters set forth in the Proxy Statement. Each of the Weatherford-Bermuda shareholders will receive a definitive proxy statement filed by Weatherford-Bermuda pursuant to Rule 14a-6 under the Exchange Act, including a scheme document prepared for purposes of the Companies Act attached as an exhibit to the Proxy Statement (together, the "Scheme Document"). Approximately 30 days in advance of the Shareholders' Meeting, the Scheme Document and accompanying proxy forms, which contain information concerning the Scheme of Arrangement and the rights of the Weatherford-Bermuda shareholders, will be sent to the Weatherford-Bermuda shareholders. The Scheme Document also contains information about the rights of each Weatherford-Bermuda shareholder to appear and be heard at the Shareholders' Meeting and at the Court Hearing. The Scheme Document will also contain the date, time and place of the Court Hearing.

If, at the Shareholders' Meeting, a majority in number representing 75% in value of the Weatherford-Bermuda shareholders voting in person or by proxy approve the Scheme of Arrangement, Weatherford-Bermuda will proceed with its petition requesting the Bermuda Court to sanction the Scheme of Arrangement before the Bermuda Court as soon as reasonably practicable thereafter (the "Court Hearing"). The Bermuda Court will conduct the Court Hearing

in open court on the petition at which all Weatherford-Bermuda shareholders will be entitled to be present and be heard as described below under Part IV.A.5. Notice of the Court Hearing and the right of Weatherford-Bermuda's shareholders to appear at the Court Hearing will also be advertised in the national and international editions of *The Wall Street Journal* and in *The Royal Gazette* in Bermuda at the same time as the notice of the Shareholders' Meeting is published. As explained further in the attached opinion from Bermuda legal counsel, in order to sanction the Scheme of Arrangement, the Bermuda Court will consider, among other things, whether the Scheme of Arrangement is fair and reasonable, both procedurally and substantively, to each class of Weatherford-Bermuda's security holders to be bound by the Scheme of Arrangement (specifically, determining whether "the proposal is such that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it"). Since the only class of securities of Weatherford-Bermuda bound by the Scheme of Arrangement is its Common Shares, the Bermuda Court will make this finding only with respect to the holders of its Common Shares.

Immediately following the completion of the Scheme of Arrangement, the Weatherford-Switzerland Registered Shares will be listed on The New York Stock Exchange under the symbol "WFT," the same symbol under which the Weatherford-Bermuda Common Shares are currently listed and traded, and the Weatherford-Bermuda Common Shares will be delisted from The New York Stock Exchange.

When the Redomestication is completed, all of the directors and all of the executive officers of Weatherford-Bermuda will become the directors and executive officers of Weatherford-Switzerland. The consolidated capitalization, assets and liabilities of Weatherford-Switzerland immediately following the Redomestication will be substantially the same as those of Weatherford-Bermuda immediately prior to the Redomestication.

Upon completion of the Redomestication, the Stock-Based Benefit Plans will be amended in accordance with their terms to provide that Weatherford-Switzerland Registered Shares will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Weatherford-Switzerland Registered Shares for Weatherford-Bermuda Common Shares. The Proxy Statement discloses to the Weatherford-Bermuda shareholders that approval of the Scheme of Arrangement by the Weatherford-Bermuda shareholders will also constitute approval of the amendments to the Stock-Based Benefit Plans.

A full comparison of the Memorandum of Association and the Bye-Laws of Weatherford-Bermuda and the Articles of Association and the Organizational Regulations of Weatherford-Switzerland and the corporate laws of Bermuda and Switzerland is set forth in the Proxy Statement under the headings "Description of Weatherford-Switzerland Shares" and "Comparison of Rights of Shareholders."

Weatherford-Switzerland will guarantee the Weatherford Debt Securities. Weatherford-Switzerland will execute a supplemental indenture or guarantee agreement for each such class of Weatherford Debt Securities with the trustee thereto, pursuant to which it will fully and unconditionally guarantee the Weatherford Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on all of the Weatherford Debt Securities.

IV. Legal Discussion

A. Section 3(a)(10) Exemption

Section 3(a)(10) of the Securities Act provides that the following securities are exempt from the registration requirements of Section 5 of the Securities Act:

> Except with respect to a security exchanged in a case under title 11, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.

The three principal elements of the Section 3(a)(10) exemption that are relevant to the Scheme of Arrangement are (1) an exchange of securities, (2) a hearing on the fairness of the exchange at which persons exchanging securities have the right to appear and (3) court approval. All of these elements of the Section 3(a)(10) exemption will clearly be satisfied in connection with the Scheme of Arrangement. The Division has previously taken no-action positions under Section 3(a)(10) of the Securities Act with respect to securities issued pursuant to similar schemes of arrangement approved by other foreign courts. *See Transocean Inc.*, supra; *AngloGold Limited*, supra; and *Xyratex Group Limited* (available May 29, 2002).

The Division's interpretations of these statutory requirements have been set forth through the no-action letter process and are further clarified in the Division's Staff Legal Bulletin No. 3A (CF), June 18, 2008 (the "Staff Bulletin"). In the Staff Bulletin, the Division has set forth the specific preconditions that it believes must be met in order for an issuer to be eligible for the Section 3(a)(10) exemption: (i) the securities for which exemption is sought must be issued in exchange for securities, claims or property interests, and cannot be issued for cash; (ii) a court must approve the fairness of the terms and conditions of the exchange; (iii) before approving the exchange, the court must find that the terms and conditions of the exchange are fair to those to whom securities would be issued; (iv) the issuer must advise the court before the court hearing that the court's approval of the exchange will form the basis of the issuer's reliance on the

Section 3(a)(10) exemption; (v) before approving the exchange, the court must hold a hearing on the fairness of the terms and conditions of the exchange; (vi) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (vii) adequate notice must be given to all those persons of their right to attend the hearing, as well as adequate information necessary to assert that right; and (viii) there can not be any improper impediments to the appearance of those persons at the hearing.

In our view, all of these specifications of the Division for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the Scheme of Arrangement. In the case of a foreign court, the Division also indicated in the Staff Bulletin that the issuer seeking a no-action letter must provide the Division with an opinion from counsel licensed to practice in the foreign jurisdiction in question to the effect that before the foreign court can give its approval, it must consider the fairness to persons receiving securities in the exchange. Attached is an opinion dated January 8, 2009 (the "Opinion"), from Conyers Dill & Pearman, Bermuda counsel to Weatherford-Bermuda, confirming the foregoing information regarding the proceedings before the Bermuda Court and the determinations to be made by it in connection with its sanction of the Scheme of Arrangement. The Opinion also confirms that, in connection with the Court Hearing, the Bermuda Court will be advised that its sanction of the Scheme of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the Weatherford-Switzerland Registered Shares to be issued pursuant to the Scheme of Arrangement.

1. Exchange for Securities

Under the Scheme of Arrangement, Weatherford-Bermuda Common Shares will be exchanged for Weatherford-Switzerland Registered Shares and not for cash or other consideration from the Weatherford-Bermuda shareholders. Accordingly, there is an exchange solely of securities.

2. Court Fairness Approval

The Scheme of Arrangement can become effective only after it has been voted on and approved by the Weatherford-Bermuda shareholders and sanctioned by the Bermuda Court. The Division has indicated previously that the term "any court" in Section 3(a)(10) includes foreign courts, and this approach is clearly reiterated in the Staff Bulletin. As indicated in the enclosed Opinion, in determining whether to exercise its discretion and approve the Scheme of Arrangement, the Bermuda Court will determine, among other things, whether "the proposal is such that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it." The fairness standard to be applied by the Bermuda Court at the Court Hearing is similar to that which has been the subject of prior Section 3(a)(10) no-action requests to the Division. *See Transocean Inc.*, supra; *Ashanti Goldfields Company Limited* (available June 19, 2002); *Global Telesystems (Europe) Limited* (available June 14, 2001). As indicated in the enclosed Opinion, the Bermuda Court has a duty to determine that the Scheme of Arrangement is fair to the Weatherford-Bermuda shareholders

regardless of whether or not the Scheme of Arrangement is challenged at the Court Hearing and regardless of the fact that the Scheme of Arrangement is approved by the requisite vote of Weatherford-Bermuda shareholders. A draft of the Scheme Document has been submitted to the Bermuda Court prior to the Shareholders' Meeting and the Court Hearing, thus ensuring that the Bermuda Court has all details of the transactions available to it.

3. Hearing Requirement

As indicated above, under Section 99 of the Companies Act, prior to giving its sanction of the Scheme of Arrangement, the Bermuda Court will hold the Court Hearing to determine whether the terms and conditions of the exchange contemplated by the Scheme of Arrangement are fair to the Weatherford-Bermuda shareholders.

4. Court Awareness of Section 3(a)(10)

As indicated above, the Bermuda Court will be advised that its sanction of the Scheme of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the Weatherford-Switzerland Registered Shares to be issued pursuant to the Scheme of Arrangement.

5. Open Hearing

In accordance with the requirement of a hearing in open court under Section 99 of the Companies Act, each Weatherford-Bermuda shareholder who voted at the Shareholders' Meeting (in person or by proxy) and any person who gave voting instructions to a custodian or clearing house who voted at the Shareholders' Meeting will have the right to appear and be heard at the Court Hearing. All holders of Weatherford-Bermuda Common Shares issued and outstanding as of the record date for the Shareholders' Meeting may appear and be heard at the Court Hearing. In addition, as indicated in the Opinion, based on its usual practice, the Bermuda Court would adopt the established practice under English law that entitles all of those persons affected by the terms of the Scheme of Arrangement to appear and be heard at the Court Hearing, and, in the absence of any statutory provision to the contrary, the Bermuda Court has wide discretion to hear from interested persons at the Court Hearing. In addition, we are advised that the Bermuda Court may be prepared to hear any other person who it is satisfied has a substantial economic interest in the Scheme of Arrangement. In our view, the Court Hearing satisfies the requirement set forth in the Staff Bulletin that the "hearing must be open to everyone to whom securities would be issued in the proposed exchange."

6. *Notice.*

In order to provide appropriate notice of the Court Hearing in a timely manner, each Weatherford-Bermuda shareholder will be notified in the Scheme Document of the date, time and place of the Court Hearing and of its right to appear at such hearing. The Scheme Document will explain the right of the Weatherford-Bermuda shareholders to attend the Court Hearing and to be heard, as well as other information relating to the Redomestication. Notice of the Court Hearing and the right of Weatherford-Bermuda shareholders to appear at the Court Hearing will also be advertised in the national and international editions of *The Wall Street Journal* and in *The Royal Gazette* in Bermuda at the same time as the notice of the Shareholders' Meeting is published.

7. *No Improper Impediments*

The Court Hearing will be public and open to all Weatherford-Bermuda shareholders. There are no restrictions or prerequisites to attendance at the Court Hearing, and, as indicated above, any Weatherford-Bermuda shareholder present who voted at the Shareholders' Meeting (in person or by proxy), any person who gave voting instructions to a custodian or clearing house who voted at the Shareholders' Meeting and any other person who is affected by the terms of the Scheme of Arrangement or who the Bermuda Court is satisfied has a substantial economic interest in the Scheme of Arrangement will be permitted to appear and be heard. Weatherford-Bermuda has represented and will state in the Scheme Document that it will not seek to object to the participation by any Weatherford-Bermuda shareholder in the Court Hearing on the grounds that such person does not have a substantial economic interest in the Weatherford-Bermuda Common Shares.

8. *Sufficient Knowledge*

The Division has indicated in the Staff Bulletin that the reviewing court "must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction." The Bermuda Court has been provided with copies of a draft of the Scheme Document in connection with the preliminary application by Weatherford-Bermuda to the Bermuda Court requesting it to call the Shareholders' Meeting. In addition, Weatherford-Bermuda will endeavor to provide to the Bermuda Court with any other information that it may request in connection with its review of the Scheme of Arrangement.

9. *Timing Considerations*

We note the applicability to the Scheme of Arrangement of the practical timing issue described in point 3 of the Staff Bulletin since, under Section 99 of the Companies Act, the Court Hearing may be held only after the Weatherford-Bermuda shareholders have approved the Scheme of Arrangement at the Shareholders' Meeting called by the Bermuda Court. This raises the concern that, at the time of the mailing of the Scheme Document (which is scheduled to be

mailed during January 2009), not all of the technical requirements for the Section 3(a)(10) exemption will have been met, and the offering of the Weatherford-Switzerland Registered Shares pursuant to the Scheme of Arrangement will not have been registered under the Securities Act. Since the Scheme of Arrangement will not be effective unless the Bermuda Court sanctions the Scheme of Arrangement at the Court Hearing, then, as stated in the Staff Bulletin, "[i]n these situations, the Division has not objected to a vote before a fairness hearing, even though this means an investment decision is made before the fairness hearing." In accordance with the Staff Bulletin, Weatherford-Bermuda will have submitted to the Bermuda Court a substantially final draft of the Scheme Document before it mails the Scheme Document to the Weatherford-Bermuda shareholders.

10. Conclusion

Based on the foregoing analysis and relying in part on the Opinion, we are of the opinion that the issuance of the Weatherford-Switzerland Registered Shares to the Weatherford-Bermuda shareholders in exchange for the Weatherford-Bermuda Common Shares is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Division confirm that this opinion is correct or, alternatively, that the Division confirm that it will not recommend any enforcement action to the SEC if the Weatherford-Switzerland Registered Shares are issued to the Weatherford-Bermuda shareholders upon implementation of the Scheme of Arrangement without compliance with the registration provisions of the Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

B. Rule 414

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state or foreign government for the purpose of changing the state or country of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets and liabilities, (b) the succession was effected by a merger or similar succession pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act and the Exchange Act.

In connection with the Redomestication, the purpose of which is to change Weatherford-Bermuda's form of organization to a holding company structure and its jurisdiction of incorporation from Bermuda to Switzerland, three of the four requirements of Rule 414 will be satisfied: (i) prior to the Redomestication, Weatherford-Switzerland will have no assets or liabilities other than nominal assets and liabilities; (ii) the Redomestication will be approved by security holders of Weatherford-Bermuda at a meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act; and (iii) if the Division concurs with our request, Weatherford-Switzerland, as successor issuer, will file post-effective amendments expressly adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Redomestication or otherwise required by Rule 414. The only requirement of Rule 414 that is not technically satisfied in the present situation is paragraph (b) of Rule 414. Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As previously discussed, Weatherford-Switzerland will not directly acquire all of the assets and directly assume all of the liabilities and obligations of Weatherford-Bermuda because all of such assets and liabilities will remain with Weatherford-Bermuda. Nevertheless, in keeping with the spirit of Rule 414, Weatherford-Switzerland will acquire all such assets and will assume all such liabilities and obligations indirectly by reason of its ownership of the Weatherford-Bermuda Common Shares and the equity interests of such other subsidiaries. As noted previously, immediately after completion of the Redomestication, the consolidated assets and liabilities of Weatherford-Switzerland will be the same as the consolidated assets and liabilities of Weatherford-Bermuda immediately before completion of the Redomestication. We believe that requiring Weatherford-Switzerland to file new registration statements because of this technicality would create an additional and unnecessary expense and may create confusion in the marketplace among investors. In fact, the Division has been flexible in its application of Rule 414 and has, in a number of cases, concurred in the conclusion that Rule 414 would be applicable in similar structures where the successor corporation did not meet the technical requirements of 414(b). *See, e.g., Mentor Corporation*, supra; *Roper Industries, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *The News Corporation Limited*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy Incorporated*, supra; *NUI Corporation*, supra; *Payless ShoeSource, Inc.*, supra; *Quality Food Centers, Inc.* (available August 26, 1997); *PS Group, Inc.* (available January 25, 1996); *Consolidated Rail Corporation, Conrail Inc.* (available March 17, 1993); and *Varity Corporation* (available October 15, 1991).

Accordingly, we ask the Division to concur that Weatherford-Switzerland may be considered the "successor issuer" to Weatherford-Bermuda for the purposes of Rule 414 (and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Weatherford-Bermuda under the Securities Act, as contemplated by Rule 414(d)).

C. S-3, S-4 and S-8 Eligibility Requirements

It is our belief that Weatherford-Switzerland should be entitled to rely on General Instruction I.A.7. to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1., 2., 3. and 5. to General Instruction I.A. General Instruction I.A.7. to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for purposes of changing the jurisdiction of incorporation or forming a holding company; and (iii) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

Each of the foregoing three requirements is met in the present case. First, Weatherford-Switzerland together with its predecessor, Weatherford-Bermuda, will meet conditions 1., 2., 3. and 5. of General Instruction I.A. of Form S-3. Second, as discussed above, Weatherford-Switzerland is succeeding to Weatherford-Bermuda pursuant to the Redomestication primarily for the purpose of changing its form of organization to a holding company structure and its jurisdiction of incorporation from Bermuda to Switzerland. Although Weatherford-Bermuda is changing its country of incorporation as opposed to its "state" of incorporation, we believe this should not make a difference in the analysis. The rationale for allowing the use of Form S-3 remains the same since the change is only the jurisdiction of incorporation with no substantial change in the issuer's business or operations. Third, as previously discussed, at the effective time of the Scheme of Arrangement (the "Effective Time"), the assets and liabilities of Weatherford-Switzerland on a consolidated basis will be substantially the same as those of Weatherford-Bermuda on a consolidated basis prior to the Redomestication, and Weatherford-Switzerland will have acquired all of the assets and will have assumed all of the liabilities of Weatherford-Bermuda on a consolidated basis and will succeed to all of Weatherford-Bermuda's business and operations. Accordingly, we believe that after the Redomestication is completed Weatherford-Switzerland should be entitled to take into account Weatherford-Bermuda's acts and status prior to the effective time of the Redomestication in determining whether Weatherford-Switzerland is eligible to use Form S-3. The Division has permitted such reliance on General Instruction I.A.7. where the issuer satisfied all of the requirements but had changed its country of incorporation from Delaware to Bermuda and from England to Wisconsin. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *PXRE Corporation* (available September 23, 1999) and *Manpower, Inc.* (available August 15, 1991). The Division has taken similar positions in the context of wholly domestic holding company formations and reincorporation mergers. *See, e.g., Reliant Energy, Incorporated*, supra; *NUI Corporation*, supra; *General Electric Capital Corporation* (available July 26, 2000); and *Startec Global Communications Corporation*, supra. *See also, Rowley-Scher Reprographics, Incorporated* (available November 25, 1986); *North American Coal Corporation* (available April 4, 1986);

and *American Brands, Incorporated* (available November 4, 1985). Accordingly, we are of the view that, after the Effective Time, Weatherford-Switzerland should be entitled to take into account Weatherford-Bermuda's acts and status prior to the Effective Time in determining whether Weatherford-Switzerland is eligible to use Form S-3. For the reasons stated above, we believe Weatherford-Switzerland should also be entitled to take into account Weatherford-Bermuda's acts and status prior to the Redomestication in determining whether Weatherford-Switzerland "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *NUI Corporation*, supra; *General Electric Capital Corporation*, supra; and *Startec Global Communications Corporation*, supra.

Similarly, it is our view that Weatherford-Switzerland should be entitled to rely on the prior activities and annual reports of Weatherford-Bermuda in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8 as to the Stock-Based Benefit Plans. We note that the Division has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Mentor Corporation*, supra; *Roper Industries, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *The News Corporation Limited*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; and *American Brands, Inc.*, supra.

D. Rule 144(c)(1) and (e)

We recognize that affiliates of Weatherford-Switzerland who desire to sell Weatherford-Switzerland Registered Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Weatherford-Switzerland, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Weatherford-Switzerland from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that Weatherford-Switzerland should be entitled to take the prior activities of Weatherford-Bermuda into account for purposes of satisfying the Rule 144(c)(1) eligibility

requirements. In this instance, the information to be furnished to the public concerning Weatherford-Switzerland would be adequate and current. Weatherford-Bermuda has been a reporting company under the Exchange Act for many years. All reports required to be filed by Weatherford-Bermuda under the Exchange Act have been timely filed or will be timely filed prior to the Redomestication, including a current report on Form 8-K with respect to Weatherford-Bermuda's completion of the Redomestication. Similarly, Weatherford-Switzerland will be subject to the reporting requirements of Section 13 of the Exchange Act following the Redomestication. Weatherford-Switzerland will have substantially the same assets, businesses, management and operations as Weatherford-Bermuda prior to the Redomestication. Therefore, strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by Weatherford-Switzerland (on a consolidated basis). The Division has taken similar positions in the context of comparable transactions. *See, e.g., Mentor Corporation*, supra; *Roper Industries, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; *Quality Food Centers, Inc.*, supra; *PS Group, Inc.*, supra; *Proler International Corp.* (available February 8, 1996); and *Doskocil Companies Incorporated* (available March 24, 1995).

For the same reasons, we conclude that, for purposes of Rule 144, the most recent report or statement published by Weatherford-Bermuda prior to the Redomestication and the average weekly reported volume of trading in Weatherford-Bermuda Common Shares during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Redomestication may be taken into account by holders of Weatherford-Switzerland Registered Shares in determining the applicable limitation on the amount of Weatherford-Switzerland Registered Shares which may be sold in compliance with Rule 144(e)(1) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Redomestication. *See, e.g., Dollar Tree Stores, Inc.*, supra; *Energy West, Incorporated*, supra; *Roper Industries, Inc.*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *IPC Information Systems, Inc.*, supra; and *El Paso Natural Gas Company*, supra.

Accordingly, we respectfully request that you concur in our opinion that Weatherford-Bermuda's prior reporting activities and the most recent report or statement published by Weatherford-Bermuda prior to the Redomestication and the average weekly reported trading volume in Weatherford-Bermuda Common Shares during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Weatherford-Switzerland has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

E. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Weatherford-Switzerland Registered Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Weatherford-Bermuda Common Shares), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. Weatherford-Switzerland intends to file such a Form 8-K promptly upon consummation of the Scheme of Arrangement.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to Weatherford-Switzerland's acquisition of the outstanding Weatherford-Bermuda Common Shares, as that posed by the similar language of Rule 414, discussed above. As in the case of Rule 414, we are of the view that a technicality and not a material difference is involved, since Weatherford-Switzerland will acquire all relevant assets indirectly by reason of its indirect ownership of the outstanding Weatherford-Bermuda Common Shares and the capital stock of Weatherford-Bermuda's current subsidiaries. Accordingly, we believe that Weatherford-Switzerland may rely on Rule 12g-3 under the Exchange Act to register the Weatherford-Switzerland Registered Shares under the Exchange Act. The Division has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of transactions similar to the Redomestication. *See, e.g., Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *The News Corporation Limited*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *NUI Corporation*, supra; *IPC Information Systems*, supra; *Northwest Airlines Corporation* (available December 16, 1998); *Central Maine Power Company*, supra; and *Payless ShoeSource, Inc.*, supra.

In addition, in SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), the SEC specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although Weatherford-Switzerland will succeed to only one reporting issuer (Weatherford-Bermuda) as a part of the Scheme of Arrangement, so that the Scheme of Arrangement does not fall squarely within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Scheme of Arrangement constitutes a succession for purposes of Rule 12g-3.

Based upon the foregoing, we respectfully request that you concur in our opinion that Weatherford-Switzerland may rely on Rule 12g-3(a) to register the Weatherford-Switzerland Registered Shares under the Exchange Act.

Furthermore, in accordance with Section 12 of the Exchange Act and the 1997 Release, Weatherford-Switzerland will be the successor issuer of Weatherford-Bermuda. Weatherford-Bermuda is a large accelerated filer as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Weatherford-Switzerland will be the successor issuer to Weatherford-Bermuda, Weatherford-Switzerland will be deemed a large accelerated filer. The Division has taken the position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Dollar Tree Stores, Inc.*, supra; and *Roper Industries, Inc.*, supra.

F. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Redomestication, Weatherford-Switzerland will represent the same company on a consolidated basis as did Weatherford-Bermuda immediately prior to the Redomestication. Consequently, any person who, prior to the Redomestication, has filed a Schedule 13D or 13G for Weatherford-Bermuda Common Shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Weatherford-Switzerland is deemed the successor corporation to Weatherford-Bermuda for purposes of filings under Section 13(d). *See Roper Industries, Inc.*, supra; *Dollar Tree Stores, Inc.*, supra; *The News Corporation Limited*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *Startec Global Communications Corporation*, supra; *Southern California Water Company* (available June 26, 1998); *Quality Food Centers, Inc.*, supra; *Rouge Steel, Inc.*, supra; and *Toys "R" Us, Inc.*, supra.

Based on the foregoing, we respectfully request that you concur in our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interest in Weatherford-Bermuda Common Shares will not be required to file any additional or amended statements or forms, but may note in their next subsequent filing that Weatherford-Switzerland is the successor issuer to Weatherford-Bermuda.

G. Item 10 of Schedule 14A

Immediately after the Scheme of Arrangement, Weatherford-Switzerland will assume and continue the Stock-Based Plans without any modification, and each outstanding award of or option to purchase Weatherford-Bermuda Common Shares granted pursuant to any of the Stock-

Based Benefit Plans will be converted into an award of or option to purchase the same number of Weatherford-Switzerland Registered Shares, with the same terms, rights and conditions as the corresponding Weatherford-Bermuda award or option. The assumption by Weatherford-Switzerland of the rights and obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans does not constitute the grant or extension of any new rights, but is simply a conversion of existing rights and a continuation of existing plans under the new corporate structure and does not constitute or require actions that would trigger a need to disclose information about the Stock-Based Benefit Plans under Item 10 of Schedule 14A. The assumption by Weatherford-Switzerland of the obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans will not constitute the approval of a new compensation plan under which equity securities of Weatherford-Switzerland will be authorized for issuance or the amendment or modification of an existing plan as there will be no change to the Stock-Based Benefit Plans but simply a conversion of existing rights and an assumption and continuation of existing plans without amendment or modification. Accordingly, we believe that the actions to be taken with respect to the assumption by Weatherford-Switzerland of the obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Division has taken similar positions with respect to Item 10 in the context of transactions similar to the Scheme of Arrangement. *See, e.g., Mercer International, Inc.*, supra; *Russell Corporation* (available March 18, 2004); *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *T. Rowe Price Associates, Inc.*, supra; *Payless ShoeSource, Inc.*, supra; and *Halliburton Company*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the actions taken with respect to the assumption by Weatherford-Switzerland of the obligations of Weatherford-Bermuda under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

H. Supplemental Indentures; Securities Act and Trust Indenture Act

Weatherford-Switzerland will assume the obligations under the Weatherford Debt Securities by guaranteeing the Weatherford Debt Securities pursuant to supplemental indentures or guarantee agreements entered into with Weatherford-Bermuda and Weatherford-Delaware and each of the trustees under the indentures governing the Weatherford Debt Securities (collectively, the "Indentures"). The supplemental indentures or guarantee agreements will provide for the unconditional guarantee by Weatherford-Switzerland of all of Weatherford-Bermuda's and Weatherford-Delaware's liabilities and obligations under the Weatherford-Bermuda Debt Securities and the Weatherford-Delaware Debt Securities, respectively, including the due and punctual payment of the principal of (and premium, if any) and interest on the Weatherford Debt Securities so guaranteed.

Weatherford-Switzerland will deliver to each trustee an opinion of counsel that the indenture governing such Weatherford Debt Securities authorizes the trustee to enter into such

supplemental indenture or guarantee agreement with respect thereto without the vote or consent of the holders of such Weatherford Debt Securities for the purposes of evidencing the assumption of the obligations under the Weatherford Debt Securities by guaranteeing Weatherford-Bermuda's and Weatherford-Delaware's obligations thereunder, as applicable.

Section 2(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." Under the terms of the Indentures, no holder of the Weatherford Debt Securities, in their capacity as such, will have any right to vote upon or contest the Scheme of Arrangement, the guarantee of the obligations under such Indenture by Weatherford-Switzerland or the execution of the supplemental indentures or guarantee agreements in connection with the guarantee. As a result, such holders are not making a "new" investment decision with respect to a new security. Furthermore, holders of these securities are not paying any consideration or giving up any rights or anything else of value in order to obtain the guarantee, which would be given at the election of Weatherford-Switzerland. Accordingly, there is no "sale" within the meaning of Section 2(3) of the Securities Act and, therefore, no requirement to register the offering, sale or deliver of such guarantee. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *El Paso Natural Gas Company*, supra; and *Halliburton Company*, supra.

For the same reasons, the guarantee will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(3) of the Securities Act. Accordingly, qualification of the supplemental indentures or guarantee agreements is not required under the Trust Indenture Act. *See, Reliant Energy, Incorporated*, supra; and *El Paso Natural Gas Company*, supra.

Accordingly, we request your concurrence in our opinion that Weatherford-Switzerland's assumption of the obligations under the Weatherford Debt Securities by guaranteeing the Weatherford Debt Securities in connection with the Redomestication and the execution of the supplemental indentures or guarantee agreements will not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that registration of the guarantee is not required under the Securities Act nor is qualification of the supplemental indentures or guarantee agreements required under the Trust Indenture Act.

V. Conclusion

For the reasons set forth above, we respectfully request that the Division concur with our views on the matters discussed herein. If the Division contemplates issuing a response that differs from our views set forth above, we respectfully request the opportunity for a conference to discuss our views further. If you require additional information or would like to discuss any of the foregoing matters, please do not hesitate to contact W. Mark Young at (713) 220-4323 or the undersigned at (713) 220-4764.

Sincerely,

Scott L. Olson

Scott L. Olson

cc: Burt M. Martin
General Counsel
Weatherford International Ltd.

Conyers Dill & Pearman
BARRISTERS & ATTORNEYS

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11, BERMUDA
TEL: (441) 295 1422 FAX: (441) 292 4720 EMAIL: BERMUDA@CONYERSDILLANDPEARMAN.COM
WWW.CONYERSDILLANDPEARMAN.COM

8 January 2009

Andrews Kurth
600 Travis
Suite 4200
Houston, TX 77002
U.S.A.

DIRECT LINE: 441-299-4933
E-MAIL: david.cooke@conyersdillandpearman.com
OUR REF: DWPC/mrs/385092/273858corpdocs
YOUR REF:

Dear Sirs

Re: Weatherford International Ltd. - Scheme of Arrangement

We have acted as special legal counsel in Bermuda to Weatherford International Ltd., a company incorporated under the laws of Bermuda ("WIL") and Weatherford International Ltd., a wholly owned subsidiary of WIL formed under the laws of Switzerland ("Swissco" and together with WIL, the "Companies") in connection with a scheme of arrangement (the "Scheme") under section 99 of the Companies Act 1981 of Bermuda (the "Act") between holders of common shares of WIL (the "Shareholders") and WIL to be filed with the Supreme Court of Bermuda (the "Court").

Pursuant to the Scheme, among other things, the Shareholders shall exchange (the "Exchange") their issued and outstanding shares of WIL for common shares of Swissco representing, in the aggregate, 100% of the total common equity in Swissco as of the consummation of the Scheme (the "Investment Securities").

You have requested our opinion in order to assist your consideration of whether the Court hearing to sanction the Scheme brings the issue of the Investment Securities within the exemption in section 3(a)(10) of the Securities Act of 1933 of the United States, as amended (the "1933 Act") so that, because the Court approves the terms and conditions of the Scheme, no registration of the Investment Securities is required under the 1933 Act.

You have informed us that section 3(a)(10) of the 1933 Act exempts from the requirement of registration under that Act:

> "... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval:"

You have asked for our opinion in relation to your consideration of the following three requirements of section 3(a)(10) of the 1933 Act:

(a) that the terms and conditions of the issue of the Investment Securities and of the Exchange are subject to approval by the Court, after a hearing upon the fairness of the terms and conditions of the Scheme (the "Hearing"), which approval cannot be granted unless the Court finds the terms and conditions of the Scheme fair to the Shareholders;

(b) that all persons to whom it is proposed to issue securities in the Exchange will receive notice of, and will have the right to appear, at the Hearing; and

(c) that the Court be advised before the Hearing that the Companies will rely on the exemption in section 3(a)(10) of the 1933 Act and will not register the Investment Securities issued in the Exchange under the 1933 Act based on the Court's sanction of the Exchange as provided for in the Scheme.

For this purpose, we describe below the nature of a scheme of arrangement under section 99 of the Act, the functions of the Court in relation to such a scheme and certain related procedural aspects. It is a matter of the laws of the United States (on which we do not express any opinion) whether these fulfil the requirements of section 3(a)(10) of the 1933 Act.

1. Section 99 of the Act provides, *inter alia*, for the convening of meetings of members, or any class of members, of a company at the direction of the Court for the purpose of considering and, if thought fit, approving a scheme of arrangement between the company and its members or any class of members. The Court is authorized by the Act to hold a hearing on the scheme and must sanction the scheme in order for it to become binding on members of the company. Notice of the Court meeting must be given to members as directed by the Court. In relation to a company limited by shares (such as WIL) "members" means shareholders.

2. In addition, the Act requires that a statement regarding the scheme is sent with the notice of meeting. Section 100(1) of the Act provides, in part, that:

   > "Where a meeting ... of members or any class of members is summoned under section 99 there shall (a) with every notice summoning the meeting which is sent to a ... member be sent also a statement explaining the effect of the ... arrangement ..."

   Usually, as in the present case, this statement (the "Explanatory Statement"), together with the terms of the scheme and the notice of meeting, are contained in a single mailing to shareholders (the "Circular"). For the Scheme, the Circular will consist of documents which will be approved by the Court and include the Explanatory Statement, the Scheme document which sets out all terms and conditions of the Scheme, notice of the date and time of the meeting to consider the Scheme and voting information. We have seen a draft of the Circular for the Scheme dated 8 December 2008 and have assumed that it will be sent in substantially the same form.

3. The Explanatory Statement will state that the Act requires the sanction of the Court before the Scheme can become effective so that Shareholders are informed:

    (a) that in order for the Scheme to become effective the sanction of the Court needs to be obtained; and

    (b) the expected date upon which the Court's sanction will be sought.

4. Shareholders will also be informed that they may appear at the hearing of the petition (the "Petition") by WIL to the Court to seek the sanction of the Court to the Scheme in person or through counsel and may support or oppose the sanctioning of the Scheme. A Shareholder will not need to take any further action to ensure its right to attend the hearing of the Petition. There is no condition precedent which a Shareholder must satisfy in order to ensure its right to appear at such Court hearing.

5. There will be two Court hearings in connection with the Scheme. The first hearing (the "First Hearing") is to seek directions of the Court in relation to the convening of the necessary Scheme meeting , which was held before a judge of the Court in Bermuda. We have reviewed evidence submitted in support of that hearing which includes an affidavit to be sworn on behalf of the Company explaining the terms of the Scheme and the reasons for it and exhibited a draft of the Circular, the contents of which will be reviewed by the Court. This application is typically made *ex parte*. It is the duty of counsel (who will appear before the Court on behalf of WIL) to draw to the attention of the Court all matters material to the Court's determination of the application.

6. At the First Hearing, the Court ordered that WIL advertise the Scheme as directed by the Court and send to each Shareholder a notice summoning the Scheme meeting. After the Scheme meeting, the Petition seeking sanction of the scheme must be issued to be heard at a second court hearing (the "Second Hearing"). In connection with this, a report of the voting at the Scheme meeting will be lodged at Court, together with evidence showing compliance with the Court's directions relating to notice, advertising and posting of the Circular and notice and advertising of the hearing of the Petition to Shareholders.

7. The Court instructed that an advertisement of the date, time and place of the hearing of the Petition also be placed in "The Royal Gazette" and "The Wall Street Journal (U.S. and international editions)", in a form that will make clear that Shareholders may appear at the hearing of the Petition in person or through counsel and may support or oppose the making of the Court order sanctioning the Scheme.

8. The Petition to seek the sanction of the Court to the Scheme will be heard by a judge of the Court in open court. Every Shareholder has the right to attend, be heard, and support or oppose the making by the Court of an order sanctioning the Scheme. There are no statutory restrictions on who may be heard at the Second Hearing. The Court would, in our view, follow English authorities which have held that the Court has the discretion to hear third parties who have sufficient economic interest.

9. We are instructed that documentation will be filed with the Court before the Second Hearing informing the Court, and counsel for each of the Companies will inform the Court at such hearing that, if the Court sanctions the Scheme, the sanction will be relied upon by the Companies as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Shareholders for the purposes of qualifying for an exemption from the registration requirements of the 1933 Act with respect to the Investment Securities as provided by section 3(a)(10) of the 1933 Act.

10. The Scheme involves an arrangement between and proposed by WIL and its Shareholders. Although the Scheme will result in WIL being owned by Swissco, an entity organized in Switzerland, WIL is incorporated under Bermuda law and, therefore, approval of a scheme of arrangement between WIL and its shareholders appropriately falls to a Bermuda court. Under section 99 of the Act, the Court will be required to make an affirmative determination that the Scheme is fair and reasonable, both procedurally and substantively, to theholders of common shares of WIL, who are the only class of shareholders to be bound by the Scheme, before it can sanction the Scheme.

11. The function of the Court in exercising its discretion as to whether it should sanction a scheme under section 99 of the Act is described in previous English judicial decisions relating to the equivalent provisions of English legislation. These English decisions, while not binding on the Court, are considered highly persuasive in Bermuda and would in practice be referred to and relied upon by the Court [1]. Examples of such cases where a scheme was subject to a challenge are set out below:

(a) *"...what the Court has to do is to see, first of all, that the provisions of that statute have been complied with; and, secondly, that the majority has been acting bona fide. The Court also has to see that the minority is not being overridden by a majority having interest of its own clashing with those of the minority whom they seek to coerce. Further than that, the Court has to look at the scheme and see whether it is one as to which persons acting honestly, and viewing the scheme laid before them in the interests of those whom they represent, take a view which can be reasonably taken by business men. The Court must look at the scheme and see whether the Act has been complied with, whether the majority are acting bona fide, and whether they are coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and then see whether the scheme is a reasonable one or whether there is any reasonable objection to it, or such an objection to it as that any reasonable man might say that he could not approve of it."* (Lindley L.J. In Re Alabama, New Orleans, Texas and Pacific Junction Railway Co. [1891]1 Ch 213 CA at page 238).

---

[1] In Re APP China Group Ltd [2003] Bda. L.R. 50, Kawaley J. in the Supreme Court of Bermuda discussed the applicability in Bermuda of the English case law relating to Schemes of Arrangement as follows: *"Such technically non-binding caselaw must be regarded as highly persuasive, not just because of the similarity of the statutory soil in which its roots are firmly planted. These principles have been consistently applied by this Court, without argument, in sanctioning a wide array of section 99 schemes, primarily in the context of insolvent companies, over the last 10 years."*

"..the Court...must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it." (Fry L.J. at page 247 supra).

(b) In Re: Dorman Long & Co. Ltd. [1934] Ch 635, Maugham J., at page 657, having reviewed earlier authorities as to the function of the Court, formulated the Court's duty as follows:

"In my opinion then...what I have to see is whether the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve"

(c) In Re National Bank Ltd. [1966] 1 WLR 819, Plowman J. said at page 829:

"Under section 206 (the old UK provision which is in the same terms as section 99 of the Act) *an arrangement can only be sanctioned if the question of its fairness has first of all been submitted to the court."*

(d) A number of cases, including In Re National Bank (supra), Re Osiris Insurance Ltd. [1999] 1 BCLC 182 at 188-189 and Re BTR plc [1999] 2 BCLC 675 at 680 have cited the following passage from Buckley on the Companies Acts (14th edn, 1978) vol. 1, pp 473-474 under the heading "Function of the court":

"In exercising its power of sanction the court will see, first, that the provisions of the statute have been complied with, second, that the class was fairly represented by those attending the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent, and thirdly, that the arrangement is such as an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve. The court does not sit merely to see that the majority are acting bona fide and thereupon to register the decision of the meeting but, at the same time, the court will be slow to differ from the meeting, unless either the class has not been properly consulted, or the meeting has not considered the matter with a view to the interests of the class which it is empowered to bind, or some blot is found on the scheme."

Most recently this passage was cited with approval by Neuberger J in Re Anglo American Insurance Ltd. [2001] 1 BCLC 755 at 762.

The Bermuda Court has applied these principles in its recent decision Re APP China Group Ltd [2003] Bda. L.R.50, and expressly cited the above English decisions Re Alabama, New Orleans, Texas and Pacific Junction Railway Co. [1891]1 Ch 213 and Re Osiris Insurance Ltd. [1999] 1 BCLC 182. In the APP case, the Bermuda court reviewed the reasonableness and fairness of the scheme proposed in the face of objections from objecting shareholders. The court after a contested public hearing, stated that, "*it is*

impossible to rationally conclude that that the scheme was one that no reasonable creditor would have approved".

The statements at (a) to (c) above were made in the context of schemes which were the subject of challenge. Nevertheless, the absence of challenge to a scheme does not obviate the necessity of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application, nor does it relieve the Court of the duty to consider the fairness and reasonableness of the Scheme.

12. In determining whether or not to sanction the Scheme, in the absence of a challenge to the Scheme, the Court will generally be guided, although recognizing that it will not be bound, by the views of the majority of the classes expressed at the Scheme meeting and will be slow to differ from those views. The approach adopted by the Court in Re: APP China Group, Ltd. [2003] Bda L.R. 50 and which we expect the Court to take in this matter was explained by Lindley L.J. in Re: English, Scottish and Australian Chartered Bank [1893] Ch 385 C.A. at page 409:

> "... *If the creditors are acting on sufficient information and with time to consider what they are about, and are acting honestly, they are, I apprehend, much better judges of what is to their commercial advantage than the Court can be. I do not say it is conclusive, because there might be some blot in a scheme which had passed that had been unobserved and which was pointed out later.*
>
> "*While, therefore, I protest that we are not to register their decisions, but to see that they have been properly convened and have been properly consulted, and have considered the matter from a proper point of view, that is, with a view to the interests of the class to which they belong and are empowered to bind, the Court ought to be slow to differ from them. It should do so without hesitation if there is anything wrong; but it ought not to do so, in my judgment, unless something is brought to the attention of the Court to show that there has been some material oversight or miscarriage.*"

This case related to a creditors' scheme of arrangement under the UK legislation.

For the above reasons, in our opinion, as a matter of Bermuda law, the hearing of the Petition at which the sanction of the Court will be sought to the Scheme:

(a) can properly be regarded as a hearing upon the fairness of the Scheme to holders of common shares of WIL, who are the only class of shareholders to be bound by the Scheme;

(b) is a hearing of which notice will have been given to Shareholders of their right to appear (and evidence will be required to be supplied to the Court that such notice has been advertised and sent to Shareholders in accordance with the provisions of the Explanatory Statement) and at which Shareholders have the right to appear in person or by counsel to support or oppose the Scheme; and

(c) is a hearing at which and prior to which the Court will have been advised, by counsel on behalf of the Companies, that the Companies will rely on the section 3(a)(10) exemption in the 1933 Act and not register the Investment Securities issued in the Exchange under the 1933 Act, based on the Court's sanction of the Scheme.

This opinion is governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter (except that the United States Securities and Exchange Commission may rely on this opinion, subject to the entirety of the advice given to you, to the extent that you can rely on it).

Yours faithfully,

Conyers Dill & Pearman

CONYERS DILL & PEARMAN

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